For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.450.1711 or rbodner@peacearch.com

Peace Arch’s Home Entertainment Division kaBOOM! Entertainment Inc.

Acquires Distribution Rights to “Don Cherry 18”

TITLE IS LATEST IN BEST-SELLING CANADIAN SPORTS VIDEO FRANCHISE

HOSTED BY HOCKEY LEGEND DON CHERRY

TORONTO - August 24 , 2006 - kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group® Company (AMEX:PAE - News) (TSX:PAE.TO - News), announced today that it has signed an agreement with TCP Inc. for the distribution rights to the popular hockey compilation video Don Cherry 18, the latest in the franchise hosted by Canadian icon Don Cherry.

The video will be available for sale on November 14, 2006 at a suggested retail price of $24.99.

Don Cherry 18 is the newest release in the Don Cherry hockey franchise. This season, for the first time, Don Cherry and the Canadian Broadcast ing Corporation’s Hockey Night in Canada have teamed up to present the greatest hockey footage from “The New NHL.”  Don Cherry 18 will feature highlights and commentary on the great goals, saves and hits from the 2005-2006 NHL season, plus the run down of the 2006 Stanley Cup Playoffs.   Back by popular demand are highlights from one of the most watched programs in Canada - Coach’s Corner, hosted by Don Cherry and Ron McLean, the highly popular segment seen on the Hockey Night in Canada.

In 1989 Don Cherry released his first hockey compilation video which quickly became a huge success in the marketplace and has subsequently become the best selling sports video franchise in Canadian history.  To date the franchise has sold over two million units and continues to be one of the most sought after gift items for the holiday season.

“Don and I are really excited about two new partnerships on this project.  Along with the CBC’s Hockey Night in Canada, we are thrilled that kaBOOM! is part of the team.  kaBOOM!’s passion for the brand and plans for making sure that this title is at the top of the gift list for all hockey fans has made them a great partner for our franchise,” stated Timothy Cherry, President of  TPC Inc.

Don Cherry coached the NHL’s Boston Bruins from 1974-1979, guiding them to two straight Stanley Cup Finals. Don also coached one year with the Colorado Rockies in the 1979-1980 season.   Known as a flamboyant and eccentric personality, Don won the Jack Adams Trophy as NHL Coach of the Year in 1976.

After his coaching tenure, Cherry first appeared on a segment called Coach’s Corner with Dave Hodge in 1980.  He soon became a legend as fans would tune in week after week to hear his unapologetic, straight talking sermons on everything from hockey to politics.  In 2004, Don Cherry was named one of the Top 10 “Greatest Canadians” by a poll conducted by the CBC.  As well, Don was voted Canadian’s “Most Beautiful Mind” in a poll by the National Post newspaper last year, and won a fan’s poll in the Toronto Star newspaper as “Best Hockey Analyst” earlier this month.

“We are thrilled to be working with the Cherry’s on this great brand.  Don Cherry is a true Canadian legend and we intend to make sure that the DVD will be available nationwide as it is a must-have for hockey fans of all ages.” said Berry Meyerowitz, president of kaBOOM! Entertainment Inc.

Don Cherry 18 will feature original music by MC Mario and will be accompanied by a national advertising campaign, including radio, television on CBC’s Hockey Night in Canada, and a national consumer sweepstakes.

About kaBOOM! Entertainment Inc.

kaBOOM! Entertainment Inc., a Peace Arch Entertainment Group® Company, is one of the leading independent home entertainment studios in Canada. Since 1996 it has been providing a full range of services relating to the sales, marketing, licensing and distribution of DVDs and ancillary merchandise. It distributes sell-through and rental programming across a wide variety of genres, including children’s, television, special interest and live-action feature films.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment Group Inc. is a leading independent producer and distributor of motion pictures, television programming and home entertainment content. The Company’s Peace Arch Films division markets and licenses feature films intended for worldwide theatrical release through third party distributors, while its Archetype Films division focuses on DVD and television premieres in the horror, thriller, science fiction and action genres.  Peace Arch Television licenses the company's in-house productions and projects acquired from other producers to U.S., Canadian and international broadcasters, cable and satellite companies.  Peace Arch Home Entertainment, under the kaBOOM! Entertainment Inc. banner, is one of the leading distributors of DVDs and related products in Canada.  Peace Arch recently entered into an agreement to acquire the 500+

title film library of Castle Hill Productions and Dream LLC, which is expected to provide a valuable source of recurring revenue and a foundation for the growth of the Company’s core Motion Picture, Television and Home Entertainment businesses. For additional information, please visit www.peacearch.com.  For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/ . For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html . To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace arch/factsheet.html . To read a transcript of a recent Peace Arch investor conference call, or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace arch/conference.html .

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